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                                                                                                             EXHIBIT 12


                                   OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

                          COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                                           (Amounts in millions, except ratios)

                                              Three Months Ended
                                                        March 31                                 Year Ended December 31
                                              ------------------    ---------------------------------------------------
                                                 1996       1995       1995       1994       1993       1992       1991
- - ------------------------------------------    -------    -------    -------    -------    -------    -------    -------
Income(loss) from continuing
  operations(a)                               $   162    $   170    $   478    $   (46)   $    80    $   131    $   374
                                              -------    -------    -------    -------    -------    -------    -------
Add:
  Provision(credit) for taxes on
    income (other than foreign oil
    and gas taxes)                                 83        115        244         50        204        114        343
  Interest and debt expense(b)                    143        152        592        594        601        666        880
  Portion of lease rentals
    representative of the interest
    factor                                         11         14         48         55         53         56         57
  Preferred dividends to minority
    stockholders of subsidiaries(c)                --         --         --         --         --          7         11
                                              -------    -------    -------    -------    -------    -------    -------
                                                  237        281        884        699        858        843      1,291
                                              -------    -------    -------    -------    -------    -------    -------
Earnings before fixed charges                 $   399    $   451    $ 1,362    $   653    $   938    $   974    $ 1,665
                                              =======    =======    =======    =======    =======    =======    =======
Fixed charges
  Interest and debt expense
    including capitalized interest(b)         $   145    $   153    $   602    $   599    $   612    $   685    $   912
  Portion of lease rentals
    representative of the interest
    factor                                         11         14         48         55         53         56         57
  Preferred dividends to minority
    stockholders of subsidiaries(c)                --         --         --         --         --          7         11
                                              -------    -------    -------    -------    -------    -------    -------
  Total fixed charges                         $   156    $   167    $   650    $   654    $   665    $   748    $   980
                                              =======    =======    =======    =======    =======    =======    =======
Ratio of earnings to fixed charges               2.56       2.70       2.10        n/a(d)    1.41       1.30       1.70
- - ------------------------------------------    =======    =======    =======    =======    =======    =======    =======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.

(c) Adjusted to a pretax basis.

(d) Not computed due to less than one-to-one coverage.  Earnings were inadequate to cover fixed charges by $1 million.
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